Exhibit (a)(5)(A)

Shepard Offers Response to State Auto Financial Corporation’s Decision to Reject $32.00

Cash Tender Offer for 8,000,000 Shares of

State Auto Financial Corporation

Bloomington, Illinois, September 23, 2003 – Gregory M. Shepard, the largest individual stock owner of State Auto Financial Corporation, and the owner of STFC Acquisition Corporation (“STFAC”), today issued the following statement in response to State Auto Financial Corporation’s announcement that its Board of Directors has recommended that its shareholders reject STFC Acquisition Corporation’s cash tender offer to acquire 8,000,000 of State Auto Financial’s outstanding common stock for $32.00 net per share.

Mr. Shepard stated: “Despite the fact that the State Auto Financial Board has rejected our cash tender offer and refuses to negotiate with us, we are committed to this transaction. Our offer permits State Auto Financial shareholders to realize an attractive cash value for their shares today without bearing the risks of the vagaries of the insurance industry.”

“We believe State Auto Financial’s Board and management team has failed to seize this unique opportunity to maximize value for its shareholders. If State Auto Financial’s Board is willing to work with us to consummate a transaction quickly, we may be prepared to analyze further whether a higher value is warranted.”

“We believe that State Auto Financial’s response cites a litany of manufactured reasons to oppose our offer. We are confident that there is not one issue listed in their 14D-9 that cannot be resolved. Despite State Auto’s efforts to force me to ‘go away’, I am here to stay and will not rest until shareholder value has been achieved.”

“It is unfortunate that State Auto continues to engage in a smear and litigation campaign in an effort to steer shareholders away from accepting the offer. State Auto hasn’t even hired an investment banker to help them think through the transaction. The shareholders deserve better. Now is an excellent time for shareholders to tender. We call on all State Auto Financial shareholders to contact members of the State Auto Boards of Directors to communicate their feelings to them. These Board members are: State Automobile Mutual Insurance Company – Gerald L. Bepko, Robert H. Moone, Steven J. Johnston, James E. Kunk, Urlin G. Harris, Jr., Michael F. Dodd, Paul J. Otte, Ramon L. Humke, Marion D. Houk, John R. Lowther, Marsha P. Ryan and Dennis R. Blank; State Auto Financial Corporation – Paul S. Williams, Robert H. Moone, Richard K. Smith, David J. D’Antoni, Urlin G. Harris, Jr., William J. Lhota, Paul W. Huesman, John R. Lowther, and S. Elaine Roberts. The directors for both companies can be reached at 518 E. Broad Street, Columbus, OH 43215. The phone number is 614-464-5000/800-444-9950.”

“State Auto Financial Corporation has issued a press release calling the $32 per share offer “illusory”. Six thousand printed copies of this “illusory” offer were delivered to State Auto Financial Corporation’s headquarters on September 8, 2003 for mailing to shareholders. This “illusory” offer is backed by a highly confident letter by a respected investment banker for up to $300,000,000 in financing. The financing contemplates that State Auto Mutual would agree to issue surplus notes. If State Auto Mutual agrees to the terms, the public shareholders will receive a large benefit and the Mutual’s policyholders will benefit as well. Although the management of State Auto Mutual and State Auto Financial appear to treat those entities as their personal companies, they don’t own State Auto Financial and they don’t own State Auto Mutual – they are answerable to the shareholders and policyholders.

As previously announced on August 20, 2003, STFC Acquisition Corporation commenced a cash tender offer for 8,000,000 outstanding shares of State Auto Financial Corporation stock for $32.00 net per share. The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m. on October 17, 2003, unless extended.

STFC Acquisition Corporation’s offer represents a premium of 67% over State Auto Financial Corporation’s closing stock price on May 28, 2003, the last trading day before Mr. Shepard submitted his first proposal to State Auto Financial Corporation in writing.

The Depositary and Information Agent for the offer is Mellon Investor Services LLC, 44 Wall Street, 7th Floor, New York,

New York 10005, Call Toll-Free (888)451-6741.

This press release contains forward looking statements. These forward looking statements are based on currently available competitive, financial and economic data and STFC Acquisition Corporation’s views and assumptions regarding future events. Such forward looking statements are inherently uncertain. STFC Acquisition Corporation cannot provide assurances that the tender offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell shares of State Auto Financial Corporation.

ADDITIONAL INFORMATION RELATING TO THE TENDER OFFER IS CONTAINED IN THE SCHEDULE TO AND THE AMENDMENTS THERETO FILED BY GREGORY M. SHEPARD AND STFC ACQUISITION CORPORATION WITH RESPECT TO STATE AUTO FINANCIAL CORPORATION. THOSE SCHEDULES ARE CURRENTLY AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT http://www.sec.gov.